

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 29, 2007

Donald D. Humphreys
Senior Vice President and Treasurer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

> **Re:** **Exxon Mobil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Response letter dated May 10, 2007**
> **File No. 1-2256**

Dear Mr. Humphreys:

      We have reviewed your response letter and filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing your response, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   In your next response letter to us, please provide the representations requested at the end of our comment letter.

Supplemental Information on Oil and Gas Exploration and Production Activities, page 83

Oil and Gas Reserves, page 87

2.   Please expand your disclosure to clarify the purpose of the reserve disclosures to enable investors to better understand the limitations that you have identified with reserve quantities calculated using December 31 prices and costs. Specifically, balance your disclosure to explain why year-end prices are prescribed for reserves estimation.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Jenifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief